

July 2, 2012

Mr. Stephen J. Schoepfer
Chief Financial Officer
Carbonics Capital Corporation
100 Overlook Center, Second Floor
Princeton, New Jersey 08540

> **RE: Carbonics Capital Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed June 5, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 21, 2012**
> **Form 10-Q/A for the Period Ended March 31, 2012**
> **Filed June 19, 2012**
> **Form 10-Q/A for the Period Ended March 31, 2012**
> **Filed June 29, 2012**
> **Response dated June 29, 2012**
> **File No. 0-28887**

Dear Mr. Schoepfer:

We have reviewed your response letter dated June 29, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q/A#2 for the Period Ended March 31, 2012
General

1. Please file an amendment to your Form 10-Q to provide the certifications required by Item 601(b)(31) of Regulation S-K. Please ensure you include paragraphs 1, 2, 4, and 5 of the

certification. The certifications should be currently dated and refer to the Form 10-Q/A. The amendment should also include your revised Item 4 disclosures.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief